Exhibit 99.6

CONSENT OF Ernest Burga

The undersigned hereby consents to (i) the inclusion in this Current Report on Form 6-K of Lithium Americas (Argentina) Corp. (the “Company”) of the references to the undersigned’s involvement in the preparation and review of the scientific and technical information derived from the Technical Report titled "Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina", dated September 30, 2020, or disclosure related to such property, contained in the Company’s Management’s Discussion and Analysis for the nine months ended September 30, 2023 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and (ii) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-269649), and any amendments thereto, filed with the SEC.

/s/Ernest Burga
Name: Ernest Burga
Date: November 7, 2023